September 15, 2015

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0406

Re:	IMC Holdings, Inc. Form 10-12G Filed July 24, 2015 File No. 000-55433

Dear Ms. Jacobs:

This letter is in response to your comment letter dated September 11, 2015. All references therein to the “Company” shall mean IMC Holdings, Inc.

Please note that all references to changes in response to your letter of September, 2015 are those changes set forth in the Company's Form 10-12G/A (Amendment No. 2).

Recent Industry Developments, page 8

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Comment: We note your response to prior comment 6 and reissue the comment. Please revise to discuss the industry developments as of a more recent date, or advise. In this regard, it appears that your disclosure reflects developments only through 2014. If there are no additional developments to disclose, please confirm in your response.

Response: There have been no material recent industry developments, but for purposes of clarity, we have revised the language to reference the current calendar year.

Prior comment that was not properly revised in Amendment No. 1: Risk Factor regarding errors in software on page 17. We have combined the two risk factors as requested in the prior comment letter, but failed to do so in Amendment No. 1.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me or the Company's legal counsel, Robert J. Huston III.

Sincerely,

/s/ Robert Zayas, M.D.

Robert Zayas, M.D.